State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 02/25/2025
FILED 01:48 PM 02/25/2025
SR 20250723169 - File Number 10110872

CERTIFICATE OF FORMATION

OF

Arrived Seattle Fund, LLC

FIRST: The name of the limited liability company is Arrived Seattle Fund, LLC.

SECOND: The address of its registered office in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Agent Services, Inc.

THIRD: Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on February 25, 2025.

/s/Ryan Frazier
Ryan Frazier, Authorized Person